SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Select Comfort Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

81616X 10 3

(CUSIP Number)

Bruce A. Backberg

Senior Vice President

The St. Paul Companies, Inc.

385 Washington Street

St. Paul, Minnesota  55102

(651) 310-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81616X 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The St. Paul Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,422,900 (see Items 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,460,800 (see Items 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,800 (see Items 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) HC, IC and CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). St. Paul Fire and Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,422,900 (see Items 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,460,800 (see Items 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,460,800 (see Items 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IC and CO

This Amendment No. 11 to Schedule 13D hereby amends and supplements a Schedule 13D dated March 17, 2000 (the “Original Statement”), as amended by Amendment No. 1 dated May 19, 2000 (“Amendment No. 1”), Amendment No. 2 dated September 8, 2000 (“Amendment No. 2”), Amendment No. 3 dated November 15, 2000 (“Amendment No. 3”), Amendment No. 4 dated May 1, 2001 (“Amendment No. 4”), Amendment No. 5 dated June 6, 2001 (“Amendment No. 5”), Amendment No. 6 dated June 20, 2002 (“Amendment No. 6”), Amendment No. 7 dated May 8, 2003 (“Amendment No. 7”), Amendment No. 8 dated May 23, 2003 (“Amendment No. 8), Amendment No. 9 dated May 28, 2003 (“Amendment No. 9”) and Amendment No. 10 dated August 7, 2003 (“Amendment No. 10”), filed by and on behalf of The St. Paul Companies, Inc. (“The St. Paul”) and St. Paul Fire and Marine Insurance Company (“F&M”) with respect to the common stock, par value $.01 per share (the “Common Stock”) of Select Comfort Corporation, a Minnesota corporation (“Select Comfort”).  The St. Paul and F&M are sometimes collectively referred to herein as the “Reporting Persons.”

Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and Amendment No. 10.  All terms used, but not defined, in this Amendment No. 11 are as defined in the Original Statement.

Item 1.	Security and Issuer

Item 2.	Identity and Background
The Reporting Persons hereby add the following disclosure to this Item 2:

Information called for by Items 2-6 of this Schedule 13D concerning the directors and executive officers of each of the Reporting Persons is set forth in Exhibit 1 attached hereto and is incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons hereby add the following disclosure to this Item 3:

On November 11, 2003, F&M exercised a warrant to purchase 32,710 shares of Select Comfort’s Common Stock.  Instead of paying the $104,999.10 exercise price for the warrant in cash, F&M exercised the warrant on a net exercise basis resulting in the issuance of 29,303 shares of Select Comfort Common Stock to F&M upon the full exercise of the warrant.  No cash payment was made by F&M to Select Comfort for the exercise of the warrant.

In addition, on November 11, 2003, St. Paul Venture Capital VI, LLC (“SPVC VI”) exercised a warrant to purchase 1,640,000 shares of Select Comfort’s Common Stock.  Instead of paying the $1,640,000.00 exercise price for the warrant in cash, SPVC VI exercised the warrant on a net exercise basis resulting in the issuance of 1,585,318 shares of Select Comfort Common Stock to SPVC VI upon the full exercise of the warrant.  No cash payment was made by SPVC VI to Select Comfort for the exercise of the warrant.

Item 4.	Purpose of Transaction
The Reporting Persons hereby add the following disclosure to this Item 4:

On November 10, 2003, St. Paul Venture Capital IV, LLC (“SPVC IV”), St. Paul Venture Capital V, LLC (“SPVC V”), SPVC VI, and F&M (collectively, the “St. Paul Selling Shareholders”) completed the sale of 2,439,426 shares of Select Comfort’s Common Stock at a price of $26.80 per share in a broker’s transaction pursuant to Rule 144 under the Securities Act of 1933, as amended.  The sale resulted in aggregate proceeds of $65,376,616.80 to the St. Paul Selling Shareholders.

See Item 3. entitled “Source and Amount of Funds or Other Consideration” above for a description of the transactions being reported in this Amendment No. 11.

The Reporting Persons or their affiliates may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions.  Any decision to increase their holdings in Select Comfort will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Select Comfort, and general economic conditions and stock and money market conditions.  At any time, the Reporting Persons may also determine to dispose of some or all of the Common Stock, depending on various similar considerations.

Except as otherwise provided in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The Reporting Persons hereby add the following disclosure to this Item 5:

(a)                                 (i)                                      Amount beneficially owned:  As of November 11, 2003, The St. Paul and F&M may be deemed to have owned beneficially 1,460,800 shares of Common Stock of Select Comfort.  F&M is a wholly owned subsidiary of The St. Paul.  F&M is the 99% owner of SPVC IV, SPVC V and SPVC VI.  F&M is a majority investor in Symmetry Growth Capital, LLC (“Symmetry”).  F&M is the record owner of 564,121 shares of Common Stock.  F&M also beneficially owns, through its 99% ownership interest in SPVC IV, 20,886 shares of Common Stock and 18,009 shares of Common Stock issuable upon exercise of outstanding warrants and options which are exercisable within 60 days.  In addition, F&M beneficially owns, through its 99% ownership interest in SPVC V, 38,890 shares of Common Stock and 174,000 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days. Furthermore, F&M beneficially owns, through its 99% ownership interest in SPVC VI, 593,660 shares of Common Stock and 13,334 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days.  Finally, F&M beneficially owns, through its majority investor position in Symmetry, 37,900 shares of Common Stock.  By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV, SPVC V, SPVC VI and F&M’s majority investor position in Symmetry, The St. Paul and F&M may be deemed to own beneficially 1,460,800 shares described in this Schedule 13D.    Hence, each of The St. Paul and F&M may each be deemed to beneficially own 1,460,800 shares of the Common Stock of Select Comfort.

(ii)                                  Percent of class: The St. Paul: 4.3% and F&M:  4.3%.  The foregoing percentages are calculated based on the 33,643,716 shares of Common Stock reported to be outstanding by Select Comfort on its most recently filed quarterly report on Form 10-Q for the quarter ended September 27, 2003.

(b) Number of shares as to which The St. Paul has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,422,900

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,460,800

Number of shares as to which F&M has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,422,900

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,460,800

(c)                                  Except as otherwise provided in this Amendment No. 11, neither of the Reporting Persons or the directors and executive officers named in Item 2 has effected any transactions in the Common Stock of Select Comfort during the past 60 days.

(d) Not applicable.
(e) As of November 10, 2003, The St. Paul and F&M ceased to be the beneficial owner of more than 5% of the Common Stock of Select Comfort.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
The Reporting Persons hereby add the following exhibits to this Item 7:

Exhibit 1	Information concerning directors and executive officers of The St. Paul Companies, Inc. and St. Paul Fire and Marine Insurance Company

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2003

THE ST. PAUL COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
1	Information concerning directors and executive officers of The St. Paul Companies, Inc. and St. Paul Fire and Marine Insurance Company	Filed Herewith